March 6, 2009

VIA EDGAR, MAIL AND FACSIMILE (202) 772-9368

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Oilsands Quest Inc.
Form 10-K for Fiscal Year ended April 30, 2008
Filed June 27, 2008
Schedule 14A
Filed August 26, 2008
File No. 1-32994

In response to your letter of February 20, 2009, please see our responses to your comments. For ease of reference, we have repeated your comments in bold text preceding each response.

Form 10-K for the Fiscal Year Ended April 30, 2008

Canadian Resource Disclosure, Page 4

1.

We note your response in our prior comment number one and are unable to agree with your conclusions. As indicate in our prior comment, please remove all Canadian resource disclosures as they are not contemplated or permitted to be disclosed by a domestic registrant. Please contact us if you wish to discuss.

Response:

We comply and will file an amended Form 10 K in accordance with your instructions above.

Financial Statements

General

2.

We note your proposed selected quarterly financial data includes loss per share data as "Originally reported" and also loss per share "Recalculated including Exchangeable shares". We further note your disclosure that indicates you determined the need for revisions of these amounts while preparing your year end April 30, 2008 financial statements. Please clarify if these revisions reflect an error in previously issued quarterly financial statements. We are unable to locate an Item 4.02 Form 8-K in your filing history related to this matter. Please contact us at your convenience.

Response:

At April 30, 2008, we determined that previously reported quarterly net loss per share numbers should be recalculated to include outstanding OQI Sask Exchangeable shares in the calculation. In several quarters, there was no net change in the calculated quarterly net loss per share and in the cases where a change was required it was considered immaterial at $0.02 or $0.03 per share.  The 2008 Second quarter Net loss per share changed from $0.11 to $0.09, the 2008 Third quarter Net loss per share changed from$0.18 to $0.16, the 2007 Second quarter Net loss per share changed from $0.12 to $0.09 and the 2007 Third quarter Net loss per share changed from $0.10 to $0.07.

FAS 154 Accounting Changes and Error Corrections which supersedes APB Opinion No. 20, Accounting Changes includes the statement “The provisions of this Statement need not be applied to immaterial items.” At April 30, 2008, we determined that the changes to the previously reported quarterly net loss per share numbers would be unlikely to impact the decision making of users of our financial statements and we therefore considered them to be not material. On this basis we did not file a Form 8-K related to this change.

In accordance with Item 302 (2) of Regulation S-K we have reconciled the amounts given with those previously reported and described the reason for the difference.

Note 4 – Property and Equipment, page F-18

3.

We note your response to our prior comment number 4. Please remove your Canadian dollar disclosures as they are not contemplated or permitted for a domestic resident that has a reporting currency of a U.S. dollar. Please refer to Rule 3-20 of Regulation S-K.

Response:

We comply and will remove the Canadian dollar disclosures that were included in our Note 4 – Property and Equipment in future filings with the SEC.

Schedule 14A filed August 26, 2008

Executive Compensation, page 20

4.

We note your response to our prior comment 7, and we reissue the comment. Please disclose the names of the companies in your executive compensation peer groups of 17 organizations and 30 organizations, respectively. Also, please disclose what aspects of compensation were assessed in the "peer group assessments."

Response:

We will, as appropriate, augment our disclosure in future filings with the SEC as follows:

We view the various components of compensation as related but distinct and emphasize “pay for performance” with a significant portion of total compensation reflecting a risk aspect tied to long- and short-term financial and strategic goals. Our compensation philosophy is to foster entrepreneurship at all levels of the organization by making long-term equity-based incentives, in particular stock option grants, a significant component of executive compensation. We determine the appropriate level for each compensation component based in part, but not exclusively, on our view of internal equity and consistency, and other considerations we deem relevant, such as rewarding extraordinary performance. Our Compensation Committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation, or among different forms of non-cash compensation. We have not adopted any internal pay-equity proposal, but it is the Compensation Committee’s goal to be fair and reasonable to all employees within the limitations of the Company’s financial capabilities and equity requirements. The Compensation Committee has engaged independent consultants, Mercer (Canada) Limited, to assist it in its determination of peer group assessments and other factors in assessing overall executive compensation. In determining the relevant peer group, the Compensation Committee considered public and private companies with oil and gas exploration and production operations including those with oil sands operations. Specifically, these included 17 executive peer groups: Albian Sands Energy Inc., BA Energy Inc., Connacher Oil and Gas Limited, Grizzly Resources Ltd., Japan Canada Oil Sands Limited, Laricina Energy Ltd., MEG Energy Corp., Norsk Hydro Canada Oil & Gas Inc., North American Oil Sands Corp., North West Upgrading Inc., Opti Canada Inc., Petrobank Energy Resources Ltd., Synenco Energy Inc., Total E&P Canada Ltd., UTS Energy Corp., Western Oil Sands Inc., and Zargon Energy Trust; and 30 non-executive peer groups: Albian Sands Energy Inc., BA Energy Inc, Baytex Energy Inc., BP Canada Energy Company, Canadian Natural Resources Limited, Canadian Oil Sands Limited, Chevron Canada Resources, Connacher Oil and Gas Limited, ConocoPhillips Canada, Encana Corporation, Grizzly Resources Ltd., Japan Canada Oil Sands Limited, Laricina Energy Ltd., MEG Energy Corp., Nexen Inc., Norsk Hydro Canada Oil and Gas Inc., North American Oil Sands Corp., North West Upgrading Inc., Opti Canada Inc., Petrobank Energy and Resources Ltd., Petro-Canada Inc., Royal Dutch Shell PLC, Schlumberger Canada Ltd., Suncor Energy Inc., Syncrude Canada Limited, Synenco Energy Inc., Total E&P Canada Ltd., UTS Energy Corporation, Western Oil Sands Inc., and Zargon Energy Trust. The aspects of compensation that were assessed in the "peer group assessments" include base salary, short-term incentives, perquisites, and long-term incentives. Factors also considered in assessing overall executive compensation and relevant peer groups included size and nature of organizations, comparable positions, industry competitive pressures in specific geographic location, and target pay positioning for roles of strategic importance and other roles in the organization. All of the decisions with respect to determining the amount or form of executive compensation under the Company's executive compensation programs are made by the Compensation Committee and may reflect factors and considerations other than the information and advice provided by Mercer (Canada) Limited.

5.	We note your response to our prior comment 10. Please provide us with an example of the augmented disclosure that you would propose to make with regard to this topic in future filings.

Response:

We will, as appropriate, augment our disclosure in future filings with the SEC as follows:

“Annual Discretionary Cash Bonuses. Annual discretionary cash bonuses are the second prong of our compensation plan. The Compensation Committee believes it is appropriate that executive officers and other employees have the potential to receive a significant portion of their annual cash compensation as a cash bonus to encourage performance to achieve key short-term (annual) corporate objectives and to be competitive from a total remuneration standpoint. The payment of any bonus is subject to cash flow considerations, and even when a bonus is declared, the Compensation Committee may choose to pay the bonus in equity rather than in cash or defer the amounts entirely where cash flow considerations require.

In accordance with the executive employments agreements for Messrs. Wilson, Hopkins, Hirji, Yildirim and Kimball, the award of cash bonuses is at the sole discretion of the Board of Directors. The Board has the discretion to not award any cash bonus if warranted. We have no set formula for determining or awarding dscretionary cash bonuses to our other executives or employees. In determining whether to award bonuses and the amount of any bonuses, we have taken and will continue to take into consideration discretionary factors such as the individual’s current and expected future performance, level of responsibilities, retention considerations, peer group assessments, and the total compensation package, as well as Company resources and business projections, and other operational factors.

The Compensation Committee may also consider how unexpected events may have impacted the Company’s performance with respect to determining the appropriateness of a bonus. For example, a large acquisition may substantially change our budget and forecast prepared prior to the beginning of a year, thereby affecting the cash available for payment of bonuses. Also, our Compensation Committee encourages our executives to pursue long-term goals, even if these long-term goals may result in a reduction in our near-term performance. Accordingly, the Compensation Committee will determine whether and in what amount a discretionary bonus is appropriate for each of the Named Executive Officers after taking into account all factors that the Compensation Committee, in its discretion, determines to be appropriate.

Where the Compensation Committee determines that bonuses are properly payable, but cash considerations do not permit the payment of a bonus in cash, the Compensation Committee will consider payment of the bonus amount in restricted stock or options. The Compensation Committee may also defer all or any part of any bonus to future years and to pay bonuses even if no bonus would be payable under the bonus plan.

We paid cash bonuses during fiscal years 2008 and 2007 to certain of our Named Executive Officers as disclosed in the “Summary Compensation Table” below. For these cash bonus awards, the Committee considered the attainment of exploration goals by the Company, the progress made on pre-commercialization activities for our oil sands discoveries, the timely acquisition of key strategic assets for the future of the Company, the ability of the senior executives to secure financing for the operations of the Company, the ability of our senior executives to execute these programs within established budgets, and the individual roles and performance of senior executives in accomplishing these corporate objectives. Factors considered for each Named Executive Officer were operations excellence, development of key relationships, creating and supporting a strong environment of corporate governance and leadership in the execution of corporate goals. The Compensation Committee also considered the significant labor constraints for skilled executives in the oil sands industry in the Alberta marketplace to ensure that the discretionary cash bonuses reflected an appropriate retention component.

As a result of the above factors and the judgment exercised by the Compensation Committee for each Named Executive Officer, the discretionary cash bonuses for Messrs. Wilson, Hopkins, Hirji, Yildirim and Kimball were set at 67%, 67%, 70%, 40% and 40% respectively of the annual Base Salary for the fiscal 2007 year. This discretionary cash bonus was paid during fiscal 2008 as disclosed in the Compensation Summary Table. For the fiscal 2008 year, the discretionary cash bonuses for Messrs. Wilson, Hopkins, Hirji, Yildirim and Kimball were set at 50%, 50%, 67%, 50% and 50% of the annual Base Salary respectively. This bonus was paid during fiscal 2009.

The Compensation Committee believes that the discretionary cash bonuses for our senior executive officers for fiscal 2007 and 2008 were appropriate based on the discretionary factors discussed above.

We acknowledge that:

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commissioner or any person under the federal securities laws of the United States.

Sincerely,

/s/ Garth Wong

Garth Wong

Chief Financial Officer